

FBL Financial Group, Inc.

Deal Offers No Premium

VOTE AGAINST ADOPTING THE PROPOSED MERGER

April 2021

Supplemental Materials

CAPITAL RETURNS

Important Information

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Capital Returns Management, LLC and its affiliates (collectively, "Capital Returns") and are based on publicly available information with respect to FBL Financial Group, Inc. (the "Company"). Capital Returns recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Capital Returns' conclusions. Capital Returns reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Capital Returns disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Capital Returns herein are based on assumptions that Capital Returns believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

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CAPITAL RETURNS

FBL Stock To Trade at $56 Without Deal

Life Insurer Stocks Have Risen Dramatically Since FBL Undisturbed Date	
S5Life Insurance Index	• S&P Life Index has increased 50% since 9/3/20 • FBL undisturbed 9/3/20 closing price was $37.25 • Implied FBL stock price today of $56
Public US Life Insurers	• Life stocks have increased 47% since 9/3/20 • FBL undisturbed 9/3/20 closing price was $37.25 • Implied FBL stock price today of $55
US Life Insurers with Strong Correlation to FBL	• Life insurers with strong stock price correlation to FBL have increased 50% since 9/3/20 • FBL undisturbed 9/3/20 stock price of $37.25 • Implied FBL stock price today of $56

S5LIFE Insurer Index Performance v. FBL

S5Life Insurer Index Members	April 12, 2021 Closing Price	September 3, 2020 Closing Price	Price Appreciation (9/3/2020 – 4/12/2021)
Aflac Inc	$52.44	$36.94	42.0%
Globe Life Inc	$100.80	$81.85	23.2%
Unum Group	$28.58	$18.39	55.4%
MetLife Inc	$62.66	$38.20	64.0%
Principal Financial Group Inc	$62.88	$42.52	47.9%
Lincoln National Corp	$63.64	$35.67	78.4%
Prudential Financial Inc	$95.56	$68.01	40.5%
S5Life Insurance Index % Change			50.2%
Current Offer v. Sep 3 2020 Close	$56.00	$37.25	50.3%

FBL would trade at $56 if it tracked the S5LIFE Insurer Index since 9/3/2020

Supplemental Materials
CAPITAL RETURNS

US Life Insurer Stock Performance v. FBL

Name	April 12, 2021 Closing Price	September 3, 2020 Closing Price	Price Appreciation (9/3/2020 – 4/12/2021)
Aflac Inc	$52.44	$36.94	42.0%
American Equity Life	$31.24	$23.88	30.8%
Ameriprise	$245.67	$156.34	57.1%
Athene	$50.80	$35.50	43.1%
Brighthouse	$46.72	$30.48	53.3%
CNO	$25.48	$16.78	51.8%
Equitable	$33.57	$21.11	59.0%
Globe Life Inc	$100.80	$81.85	23.2%
Lincoln National Corp	$63.64	$35.67	78.4%
MetLife Inc	$62.66	$38.20	64.0%
Primerica	$154.88	$125.52	23.4%
Principal Financial Group Inc	$62.88	$42.52	47.9%
Prudential Financial Inc	$95.56	$68.01	40.5%
Unum Group	$28.58	$18.39	55.4%
Voya	$66.88	$50.82	31.6%
Average Stock Price % Change All US Life Co's.			46.7%
Implied FBL Stock Price			$55.00

FBL would trade at $55 if it tracked all US life insurers since 9/3/2020

Source: Bloomberg

5

Life Stocks with Strong Correlation to FBL

	April 12, 2021 Closing Price	September 3, 2020 Closing Price	Price Appreciation (9/3/2020 – 4/12/2021)
American Equity Life	$31.24	$23.88	30.8%
Ameriprise	$245.67	$156.34	57.1%
Brighthouse	$46.65	$30.55	52.7%
CNO	$25.48	$16.78	51.8%
Globe Life Inc	$100.80	$81.85	23.2%
Lincoln National Corp	$63.64	$35.67	78.4%
MetLife Inc	$62.66	$38.20	64.0%
Prudential Financial Inc	$95.56	$68.01	40.5%
Unum Group	$28.58	$18.39	55.4%
Average % Chg of Strongly Correlated Life Peers			50.4%
Implied FBL Stock Price			$56.00

FBL would trade at $56 if it tracked strongly correlated life peers

Source: Bloomberg
Note: Stock price performance correlation is for the 3-year period ending September 3, 2020; Strong correlation defined as life insurers with .7 or greater total stock return correlation coefficient

6

Deal Offers No Premium to Shareholders

- **$56 is where FBL shares would trade without a transaction**
  - Life insurer stocks have rallied 50% since FBPCIC made its first offer
  - Adjusted for peer appreciation since September 3, 2020, the transaction price is in-line with FBL's implied price
- **Limited downside to rejecting the proposal and remaining independent**
  - In our view, FBL stock would continue to trade in-line with peers in the mid-$50s even in the absence of a transaction
- **Vote AGAINST this inadequate transaction**

Supplemental Materials
CAPITAL RETURNS